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ngreene@shearman.com (212) 848-4668	July 22, 2009

Via Email

John Ganley
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Response to your July 21, 2009 comments to First Eagle Funds Proxy Statement

Dear John:

In our call with you yesterday you inquired further about the manner in which the Subadviser’s fee is calculated and the basis for that calculation.  You asked us to explain:

•	How the reference to a shareholder service fee rationally relates to compensation for advisory services.
•	Why the reference to a shareholder service fee in the calculation of the subadvisory fee should not operate as an indirect and impermissible payment of a distribution fee.

Before responding in more detail, we reiterate two points from our letter of July 20:

First, the fees paid to the Subadviser are not paid from either the fund’s advisory fees (payable to the Adviser) or the shareholder service fees (payable to the Adviser’s sister company).  While calculated by reference to those amounts, the subadvisory fees are paid from the general resources of the Adviser.  The subadvisory fees thus have no effect on any fees paid by the fund or on the fund’s overall expense ratio.

Second, the fund’s Board previously and regularly approved and found reasonable the investment advisory fees and the shareholder service fees.  The history of the SEC’s analysis of the use of past profits by investment advisers confirms that, when a fee paid to an investment adviser is objectively reasonable, the investment adviser can use revenues and profits attributable

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July 22, 2009
Mr. John Ganley Page 2

to the fee largely as it sees fit.  That principle should apply to the facts at hand.  Stated plainly, the fact that objectively reasonable investment advisory fees may result in the generation of resources later used for the general business purposes of Adviser’s organization, including compensation to the Subadviser, is a business arrangement that is properly private to and within the discretion of the organization.

Business basis for the fee

As we said in our letter of July 20, the calculation of the subadvisory fee reflects the longstanding commercial agreement between the Adviser and the Subadviser that the Subadviser’s fees should reflect the totality of the two parties’ business relationship.

Personnel of the Subadviser have a twenty-year relationship with the Adviser, having been the fund’s portfolio managers since inception, originally as employees of the Adviser and since 2002 through their independent advisory business.  The fund is among the very few in the industry that can boast that level of portfolio manager tenure – a point of particular pride given the consistently high investment performance delivered.  In each of the 10-year, 5-year, 3-year and 1-year periods ending October 31, 2008, the fund’s relative performance is above median measured against its customized peer grouping and above average in its Morningstar Category Average and its Lipper Category Index.  (Given the challenging environment of 2007-2008, that the fund is significantly above those benchmarks for the 1-year period is a special testament to the skill of the managers.)

With that longstanding connection as background, it is entirely rational that the two portfolio managers should negotiate a fee for the Subadviser that encapsulates a spirit of partnership between the Subadviser and Adviser.  It does so by rough proxy to a 50/50 split of the sponsoring organization’s fund-related business.

It is likewise rational that the Adviser and the Board should share the business goal of retaining the services of the founding portfolio managers and their impressive performance history and, in doing so, settle on business terms suitable to the Subadviser’s interest in a long-term partnership.  To that end, the Adviser and the Board reasonably concluded, year after year, that the current economic arrangement is (a) necessary to retain the Subadviser and (b) serves to incentivize the Subadviser to continue to deliver the outperformance that has been its history to date.

That is not to say that another formulation might not achieve the same goals, but this is the negotiated, arm’s-length formulation that was agreed.  That the fee has been the bedrock to a successful, long-term partnership between the Adviser and Subadviser and that so many sophisticated business persons have reviewed the arrangements over so many years are the best responses to your question about its rationality.

July 22, 2009
Mr. John Ganley Page 3

Indirect payment of a distribution fee

In framing this question, you focused on a statement made in our July 20 letter as follows:

Personnel of the Subadviser participate meaningfully in shareholder service activities.  Those personnel meet regularly with shareholders and shareholder representatives both one-on-one and in small groups and participating in larger educational events organized for shareholders and shareholder representatives.

You suggested that these activities, coupled with the manner in which the subadvisory fee is calculated, may suggest that the subadvisory fee is used in part to specially compensate the Subadviser for shareholder service, distribution or similar activities.  That is not the case.

We have explained above both the business rationale for the subadvisory fee’s calculation and our view that, because the advisory fee, subadvisory fee and shareholder service fee have each separately been found by the Board to be objectively reasonable relative to the services delivered, there should be no basis in the law to presume that any of these fees can serve as an indirect and impermissible conduit for another fee.

We also note that the portfolio managers and analysts at the Subadviser have a variety of legitimate reasons for participating in the types of shareholder service activities I described above.  Even without special compensation from the Adviser (and there certainly is none here), those personnel are incentivized by an entrepreneurial commitment to the success and growth of the fund as a key segment of their overall investment advisory business.

That is an incentive to which any committed, tenured portfolio manager can relate, regardless of the terms for calculating the fee.  Indeed, it is our experience that portfolio managers and analysts across the industry meet with fund shareholders and prospective shareholders in a variety of formats and venues.  They do so for purposes that can range from shareholder education and servicing to marketing to the purely personal (e.g., networking or burnishing individual reputations).

July 22, 2009
Mr. John Ganley Page 4

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I trust that you have found the foregoing satisfactory and look forward to proceeding with the fund’s proxy statement process.

Very truly yours,

/s/ Nathan Greene

Nathan Greene

cc:	Robert Bruno (First Eagle)
Mark Goldstein (First Eagle)
Suzan Afifi (First Eagle)
Carl Frischling (counsel to the Independent Trustees)